Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors
Stein Mart, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-148007, 333-160248, 333-181933, 333-214865, 333-214866, 333-225989, 333-225990) on Form S-8 of Stein Mart, Inc. of our report dated June 15, 2020, with respect to the consolidated balance sheets of Stein Mart, Inc. as of February 1, 2020 and February 2, 2019, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended February 1, 2020, and the related notes, which report appears in the February 1, 2020 annual report on Form 10-K of Stein Mart, Inc.
Our reported dated June 15, 2020 contains an explanatory paragraph that states that the Company temporarily closed all of its stores as a result of the COVID-19 pandemic, which has caused a material adverse effect on the Company’s sales, results of operations, liquidity, and cash flows. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
Our report dated June 15, 2020 contains an explanatory paragraph referring to a change in the Company’s method of accounting for leases as of February 3, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended.

/s/ KPMG LLP

Jacksonville, Florida
June 15, 2020